FOR IMMEDIATE RELEASE

Enterra Energy Trust updates increase to exchangeable share ratios

Calgary, Alberta – January 22, 2007 – Enterra Energy Trust (TSX: ENT.UN, NYSE: ENT) updates the increase to the exchange ratio of the exchangeable shares of Enterra Energy Corp. from 1.39937 to 1.42075   and an increase to the exchange ratio of Rocky Mountain Acquisition Corp. exchangeable shares from 1.19626 to 1.21453.  These increases are effective on January 15, 2007.

The increase in the exchange ratio of Enterra Energy Corp. exchangeable shares is calculated as follows:

Record date of Enterra Energy Trust distribution	December 31, 2006
Opening exchange ratio	1.39937
Enterra Energy Trust distribution per unit	US$0.12
Ten-day weighted-average US$ trading price of ENT (prior to January 15, 2007)	US$7.86
Increase in exchange ratio*	0.02138
Effective date of the increase in exchange ratio	January 15, 2007
Exchange ratio as of effective date	1.42075

The increase in the exchange ratio of Rocky Mountain Acquisition Corp. exchangeable shares is calculated as follows:

Record date of Enterra Energy Trust distribution	December 31, 2006
Opening exchange ratio	1.19626
Enterra Energy Trust distribution per unit	US$0.12
Ten-day weighted-average US$ trading price of ENT (prior to January 15, 2007)	US$7.86
Increase in exchange ratio*	0.01827
Effective date of the increase in exchange ratio	January 15, 2007
Exchange ratio as of effective date	1.21453

*The increase in the exchange ratio is calculated by multiplying the Enterra Energy Trust distribution per unit by the opening exchange ratio and dividing by the ten-day weighted average US$ trading price of ENT.

As previously advised, Rocky Mountain Acquisition Corp. exchangeable shares were automatically redeemed on January 19, 2007.  Enterra Energy Corp. exchangeable shares will be automatically redeemed on January 31, 2007.  Holders of the above noted exchangeable shares can exchange all or a portion of their holdings at any time prior to the automatic redemption dates by giving notice to their investment advisor or Olympia Trust Company at its principal transfer office at Suite 2300, 125 - 9th Avenue SE, Calgary, Alberta T2G 0P6.

About Enterra: Enterra Energy Trust is a conventional oil and gas trust based in Calgary, Alberta. The Trust acquires, operates and exploits petroleum and natural gas assets principally in Alberta and British Columbia, Canada, and in Oklahoma and Wyoming, U.S.A. The Trust pays out a monthly distribution, which is currently US$0.12 per trust unit.

For further information, please contact:

E. Keith Conrad

President and CEO, Enterra Energy Trust
Telephone: (877) 263-0262
E-mail: ekconrad@enterraenergy.com

Victor Roskey

Senior VP and CFO, Enterra Energy Trust
Telephone: (877) 263-0262
E-mail: vroskey@enterraenergy.com